Exhibit 1.01

Shiloh Industries, Inc.
Conflict Minerals Report

Shiloh Industries, Inc. ("Shiloh") is dedicated to delivering lightweighting, noise and vibration solutions to automotive, commercial vehicle and other industrial markets. Shiloh delivers these solutions through the design, engineering and manufacturing of first operation precision blanks, engineered welded blanks, complex stampings, modular assemblies, highly engineered aluminum die casting and machined components, and its patented ShilohCore™ acoustic laminate metal solution. In addition, Shiloh is a designer and engineer of precision tools and dies, welding and assembly equipment for use in its blanking, welded blank, stamping and die casting operations and for sale to original equipment manufacturers ("OEMs") and, as a Tier II supplier, to Tier I automotive part manufacturers that supply OEMs.
Definitions:
For purposes of this report, the following definitions apply:

•	“3TG” means tantalum, tin, tungsten, and gold.

•	Conflict minerals ("DRC 3TG") means 3TG or its derivatives determined by the Secretary of State to be financing conflict in Democratic Republic of Congo or an adjoining country.

•
“DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality. or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. 3TG that are obtained from recycled or scrap sources are considered DRC conflict free.

•	“DRC conflict undeterminable” means that we or our suppliers have been unable to determine, after exercising due diligence, whether a product qualifies as DRC conflict free.

Part I. Due Diligence
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the related supplements for 3TG.

Reasonable Country of Origin Inquiry
We have requested our direct suppliers to investigate and report on the DRC 3TG and encouraged them to do the same to their suppliers. We do not have a direct supply relationship with any 3TG smelters or refiners, therefore we fully rely on our suppliers for the information regarding the DRC 3TG minerals.

Due Diligence Measures Performed
We undertook the following due diligence measures:

•	An internal team was created to implement our conflict mineral due diligence procedures and measures.

•	Suppliers were requested to submit audit findings with full disclosure to Shiloh annually.

•	The preferred method of submittal is currently the format adopted by the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), the EICC/GeSi form.

•	Suppliers to Shiloh and their sub-suppliers were requested to report the source or smelter that their materials have come from.

•	Sent reminder letters to direct suppliers that did not provide a complete template.

•	Reviewed submitted templates and sent deficiency letters to direct suppliers whose templates did not meet our expectations.

Independent Third-Party Audit of Smelter’s Due Diligence
We do not have a direct relationship with any 3TG smelters or refiners and therefore do not perform or direct audits of these entities within our supply chain. We rely on information provided to us that suppliers to Shiloh and their sub-suppliers are using DRC conflict free materials whose source or smelter has come from either:

•	A conflict free region or

•	Must show that the goods do in fact come from a conflict-free smelter within the affected area as verified by a third party audit.

Risk Mitigation/Future Due Diligence Measures
Shiloh will continue its due diligence by requesting that its suppliers provide audit findings annually. Shiloh will encourage work further down the supply chain to confirm that the 3TG used are DRC conflict free. We have identified the following steps that are intended to improve the quality of information we receive from our direct suppliers in 2014:

•	Continue to engage with direct suppliers to improve the completeness and accuracy of information provided to us.

•
Request that our direct suppliers continue to encourage facilities they have identified in their supply chains to become listed by the Conflict Free Sourcing Initiatives as compliant with the Conflict Free Smelter Program

Report Annually on Supply Chain Due Diligence
This is our first Conflict Minerals Report. We plan to report annually, and our reports will be available on our website at http://shiloh.com.

Part II. Product Description
Based upon the results of our due diligence, we are unable to rule out the presence of DRC 3TG or the origin 3TG in our products. Accordingly, we cannot exclude the possibility that some of our purchased materials may contain 3TG which may have originated in the Democratic Republic of the Congo or certain adjoining countries. For that reason, we are required, under the Conflict Minerals Rule, to submit a Conflict Minerals Report to the SEC as an exhibit to Form SD.
In accordance with the Organization for Economic Cooperation and Development ("OECD") Due Diligence for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the Conflict Minerals Rule, this report is available on our website at http://shiloh.com.